September 23, 2016

Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	WildHorse Resource Development Corporation
Draft Registration Statement on Form S-1
Submitted August 12, 2016
CIK No. 0001681714

Ladies and Gentlemen:

Set forth below are the responses of WildHorse Resource Development Corporation (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 8, 2016, with respect to Draft Registration Statement on Form S-1, CIK No. 0001681714, submitted to the Commission on August 12, 2016 (the “Registration Statement”).

Concurrently with the submission of this letter, we are confidentially submitting Confidential Draft Submission No. 2 on Form S-1 (“Submission No. 2”) via EDGAR. For convenience, we will hand deliver three full copies of Submission No. 2, as well as three copies of Submission No. 2 marked to show all changes made since the initial submission of the Registration Statement. We are also concurrently providing certain information responsive to Comment No. 23 in a separate letter to the Staff (the “Supplemental Letter”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Submission No. 2 unless otherwise specified.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

9805 Katy Freeway     Suite 400     Houston, TX 77024         Post Office Box 79588         Houston, TX 77279

Securities and Exchange Commission

September 23, 2016

RESPONSE: We have not provided, nor have we authorized anyone to provide on our behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. We undertake to supplementally provide the Staff copies of any written materials if we provide such materials to potential investors in reliance on Section 5(d) of the Securities Act.

Table of Contents

2.	We note that immediately following the Table of Contents you state that “the information contained in this prospectus is accurate only as of any date of this prospectus,” and further, that your “business, financial condition, results of operations and prospectus may have changed since that date.” Please supplement here to clarify that the prospectus will be updated to the extent required by law and acknowledge that you will update the prospectus during the offering for all material changes.

RESPONSE: We have revised the Registration Statement accordingly. Please see page i.

Prospectus Summary

WildHorse Development, page 1

3.	You indicate here that one of your predecessors’ involvement in the horizontal redevelopment of the Terryville Complex consisted of some of the “highest initial-producing natural gas wells in the United States.” Please provide us with the relevant portions of the publicly available data supporting this assertion, specifically related to your predecessor’s involvement.

RESPONSE: We acknowledge the Staff’s comment and have removed the referenced statement from the Registration Statement. Please see pages 1, 7, 91 and 97.

4.	Please also expand your disclosure in this section to include a brief discussion of any significant adverse business developments or conditions experienced by your sponsor, its affiliates or any predecessor entity that would be material to investors in this offering.

RESPONSE: We respectfully advise the Staff that we do not believe there are any significant adverse business developments or conditions that have been experienced by our sponsor, its affiliates or any predecessor entity that would be material to investors in this offering. Further, the Risk Factors section of the Registration Statement details all risks that we believe to be material to investors in this offering, including risks based on our relationship with NGP (as defined in the Registration Statement). Accordingly, we do not believe that there is any additional material information required to be disclosed to investors regarding any adverse business developments or conditions experienced by our sponsor, its affiliates or any predecessor. However, we have revised the Prospectus Summary section of the Registration Statement to include a summary of certain risk factors. Please see pages 8 and 9.

Securities and Exchange Commission

September 23, 2016

5.	Please clarify your use of the term “compound annual growth rate” and explain the underlying assumptions utilized to calculate this figure.

RESPONSE: We have revised the Registration Statement as requested. Please see pages 2, 91 and A-1.

6.	We note your discussion of increased drilling activity due to new drilling technologies and improved procedures. Please balance the disclosure on page 2 regarding your production growth and elsewhere regarding your increased drilling activity by also briefly discussing reduced drilling operations and completion activities during your most recent fiscal periods ended due to the commodity pricing environment, consistent with your later disclosure under the Drilling Activity subheading in the MD&A section.

RESPONSE: We have revised the Registration Statement on pages 3 and 93 to discuss our reduced drilling operations and completion activities during our most recent fiscal periods due to the commodity price environment. Further, we have revised the Prospectus Summary section of the Registration Statement to include a summary of certain risk factors.

7.	In footnote 2 to the table at the top of page 3, you state that the column titled “Average NRI%” represents “our average net revenue interest as if we owned a 100% working interest in all wells (“8/8ths NRI”).” Please explain to us why you use a 100% working interest in your calculation here, given that the percentages in your “Weighted WI%” column are generally less than 100%.

RESPONSE: We have revised the Registration Statement on pages 3 and 93 such that the “Average NRI %” column now shows our actual average net revenue interest based on the applicable weighted average working interest we hold in our wells.

Maintain a disciplined, growth-oriented financial strategy, page 5

8.	We note your use of proceeds and your liquidity position disclosure here. Please clarify the disclosure that you intend to use a portion of the offering proceeds to repay in full and terminate the WildHorse revolving credit facility, the Esquisto revolving credit facility and certain notes payable to the Esquisto members.

RESPONSE: We have revised the Registration Statement accordingly. Please see pages 6 and 95.

Our Principal Stockholders, page 8

9.	Please update this disclosure with your next amendment to include the applicable percentages of the securities holdings of your principal stockholders. Please also revise throughout your registration statement to include disclosures which may not be omitted pursuant to Rule 430A of the Securities Act.

Securities and Exchange Commission

September 23, 2016

RESPONSE: We acknowledge the Staff’s comment and respectfully advise that the percentage ownership of our principal stockholders will be based on the Company’s valuation immediately prior to the offering, which is not currently known. We undertake to provide such information in an amendment to the Registration prior to any distribution of the preliminary prospectus. Further, we undertake to provide in future amendments all omitted information in the Registration Statement that we are not entitled to omit under Rule 430A under the Securities Act prior to any distribution of the preliminary prospectus.

Risk Factors

Risks Related to Our Business

Oil, natural gas and NGL prices are volatile. A sustained decline in oil, natural gas and NGL prices, page 16

10.	Disclosure in the third paragraph from the top of page 17 states: “.using lower prices in estimating proved reserves may result in a reduction in proved reserve volumes due to economic limits.” If your estimate of disclosed proved reserve quantities would be lower based on current commodity prices, quantified information regarding the reasonably possible effects of current commodity prices should be provided based on potential scenarios deemed reasonably likely to occur by management, to the extent quantified information is reasonably available. Refer to the guidance in FRC 501.12.a, FRC 501.12.b.3, and FRC 501.14 (Sections III.A, III.B.3, and V of SEC Release Nos. 33-8350; 34-48960; FR-72), as it relates to providing corresponding disclosures throughout your submission regarding the effects of material trends and uncertainties that will promote understanding of the potential impacts to your financial condition, results of operations, and reserve quantities.

RESPONSE: We have revised the Registration Statement to disclose the Company’s pro forma combined reserves as of June 30, 2016. These reserves are based on prices calculated in accordance with Commission rules based on the first-day-of-the-month prices for the twelve months ended June 30, 2016, or $43.12 per barrel of oil and $2.24 per MMBtu of natural gas. As of the date of this letter, such prices are above commodity strip prices. We advise the Staff that, because commodity prices are volatile and outside of our control, we cannot predict future commodity prices with reasonable certainty. However, we will continue to monitor current commodity prices and if such prices fall below the prices used to determine our reserves as of June 30, 2016, we intend to provide a sensitivity analysis based on current commodity prices if such lower prices would result in a material reduction in our reserves.

Risks Related to this Offering and Our Common Stock

NGP and its affiliates are not limited in their ability to compete with us., page 38

11.	We note the disclosure that you will “renounce” your interest and expectancy in any business opportunity that may be, from time to time, presented to NGP or its affiliates. Please supplement your disclosure in this section and elsewhere in your prospectus to specifically address any conflicts that may arise from interests currently held by NGP and NGP affiliates that are separate from yours.

Securities and Exchange Commission

September 23, 2016

RESPONSE: We have revised the Registration Statement to include additional disclosure regarding potential conflicts that may arise from interests currently held by NGP and its affiliates. Please see page 41.

Use of Proceeds, page 46

12.	We note that you intend to pay off “certain” notes payable by Esquisto to its members. Please revise your disclosure in the fourth paragraph in this section and elsewhere in the prospectus to clarify, consistent with your later disclosure in the MD&A section, that you intend to fully discharge these notes.

RESPONSE: We have revised the Registration Statement on page 47 to clarify that we intend to pay off all notes payable by Esquisto to its members in connection with the closing of this offering.

13.	We note that you intend to use a portion of the net proceeds for “general corporate purposes,” which may include the funding of your drilling program, working capital and acquisitions. Please revise to specify the amounts for each purpose or clarify that you have no specific plan for a significant portion of the proceeds to be used for each purpose.

RESPONSE: We have revised the Registration Statement to reflect our intention to use any remaining net proceeds from the offering to fund a portion of our drilling program. Please see pages 12 and 47.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting the Comparability of Our Results of Operations to the Historical Results of Operations of Our Predecessor, page 57

14.	Expand the disclosure regarding your derivative arrangements and hedging strategy to provide additional information that will enable an investor to ascertain the likelihood that your past results are indicative of future performance. Your revised disclosure should compare derivative agreements entered into in prior periods to those currently in place and explain how differences in terms are expected to affect your ability to reduce the potential effects of changes in oil and natural gas prices on your operating results and cash flow from operations. Refer to FRC 501.12.

RESPONSE: We have revised the Registration Statement to include tables showing the terms of our commodity derivative instruments for historical periods compared to the terms of our current open commodity derivative instruments and to illustrate how differences in terms are expected to affect our ability to protect our capital investment program and expected future cash flows. As such, investors in this offering will be able to see the differences in the terms of our

Securities and Exchange Commission

September 23, 2016

current commodity derivatives compared to the terms of our commodity derivatives entered into and settled in prior periods. We have also disclosed information with respect to the impact on our realized pricing of our hedging arrangements in prior periods as well as our current derivative portfolio, which information we believe is helpful to enable investors to evaluate the effect of our hedging program on our operating results and cash flow from operations. Please see pages 56 through 58.

Pro Forma Results of Operations and Operating Expense, page 58

15.	We note that you have presented an analysis of your operating results on a pro forma basis. Revise to explain how the pro forma presentation was derived, why management believes it is useful, and any potential risks associated with using such a presentation.

RESPONSE: We have revised the Registration Statement to include the suggested disclosure. Please see page 62.

Capital Resources and Liquidity, page 72

16.	Expand the discussion of your 2016 capital budget here to address amounts you plan to expend for lease extensions and renewals, as disclosed on page 97 of your submission.

RESPONSE: We have revised the Registration Statement to address amounts of our 2016 capital budget that we intend to expend for lease extensions and renewals. Please see page 76.

17.	Disclosure on page 73 states that operating cash flows and available capacity under your new revolving credit facility will be sufficient to fully fund your capital expenditure budget for 2016 and 2017 and meet other cash requirements after giving effect to your proposed offering. Expand this disclosure to quantify the amount of capital expenditures budgeted for these years and the expected available capacity under your new revolving credit facility.

RESPONSE: We acknowledge the Staff’s comment and undertake to quantify the amount of capital expenditures budgeted for 2017 and the capacity under our new revolving credit facility when determined at a future date, which will be prior to the distribution of our preliminary prospectus.

Debt Agreements, page 74

18.	We note your reference in the risk factors section to various restrictions that may be imposed by your new credit facility. Please update this disclosure in future amendments to include the material terms of your new revolving credit facility, including the restrictive covenants contained therein.

RESPONSE: We acknowledge the Staff’s comment and undertake to disclose the material terms of our new revolving credit facility, including the restrictive covenants contained therein, when determined at a future date, which will be prior to the distribution of our preliminary prospectus.

Securities and Exchange Commission

September 23, 2016

Critical Accounting Policies and Estimates, page 79

19.	Provide a more robust discussion of your critical accounting policies and estimates, focusing on the assumptions and uncertainties underlying your critical accounting estimates. Quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. In addition, include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied and, if reasonably likely changes would have a material effect on your financial condition or results of operations, the impact that could result, given the range of reasonable outcomes, should be disclosed and quantified. Refer to FRC 501.14.

RESPONSE: We have revised the Registration Statement accordingly. Please see pages 83 through 88.

Impairment of Oil and Natural Gas Properties, page 80

20.	Your predecessor, WildHorse Resources II, LLC recognized impairment charges for its proved oil and gas properties of $9.3 million and $24.7 million in the fiscal years ended December 31, 2015 and 2014, respectively. In addition, disclosure on page 25 of your submission states lower commodity prices in the future could result in impairments of your properties, which could have a material adverse effect on your results of operations for the periods in which such charges are taken. Revise your corresponding critical accounting policy and estimate disclosure to also address the following:

•	Describe how you determined the key assumptions used to calculate expected future cash flows;

•	Discuss the degree of uncertainty associated with these key assumptions;

•	Identify potential events and/or changes in circumstances reasonably expected to negatively affect these key assumptions; and

•	State the percentage by which undiscounted cash flows exceeded the carrying value of your oil and gas properties.

RESPONSE: We have revised the Registration Statement accordingly. Please see pages 84 and 85.

Incentive Units, page 80

21.	We note that incentive units were granted to certain key employees which entitle the grantee to distributions after cumulative distribution thresholds have been achieved. Revise to disclose whether your planned offering will result in the achievement of these distribution thresholds and, if so, state the amount of compensation expense that will be recognized as a result.

Securities and Exchange Commission

September 23, 2016

RESPONSE: We have revised the Registration Statement to disclose that we do not currently expect the offering to result in the achievement of the distribution thresholds for the incentive units and, as such, we do not expect to recognize any compensation expense related to the incentive units in connection with this offering. Please see page 88.

Business

Overview, page 83

22.	We note your discussion here and in the prospectus summary regarding improved drilling technologies and procedures which yielded increased efficiency in your drilled wells per rig. Expand your disclosure in this section to briefly discuss such technologies, including the distinctions between your Generation 1 and Generation 3 hydraulic fracturing designs that contributed to such efficiencies.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to include the descriptions of Generation 1 and Generation 3 completion techniques on page 92, which are also included in the glossary attached as Annex A to the prospectus within the Registration Statement.

Our Properties

Eagle Ford Acreage, page 89

23.	Please provide us copies of the relevant portions of public industry data that you cite or rely on in your filing, including, but not limited to, market research data prepared by Baker Hughes. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

RESPONSE: We acknowledge the Staff’s comment and have included in the Supplemental Letter the data that we cite or plan to cite or rely on in the Registration Statement, including, market research prepared by Baker Hughes. The Supplemental Letter and materials included therewith are being provided pursuant to Rule 418 of the Securities Act, as further explained in the Supplemental Letter.

24.	Please also provide support for your assertion in this section regarding your targeted areas “in the lowest stratigraphic interval” within the Eagle Ford Shale and explain the significance of such targets relative to other positions with the formation.

Securities and Exchange Commission

September 23, 2016

RESPONSE: We have revised the Registration Statement to remove the disclosure related to our targets being within “the lowest stratigraphic interval” of the Eagle Ford Shale. Please see page 98.

Reserve Data, page 91

Proved Undeveloped Reserves, page 92

25.	The disclosure relating to the changes in your proved undeveloped reserves indicates the 3.6 MMBoe in negative revisions of previous estimates was “primarily” attributable to a decrease in commodity prices which affected the economic lives of the wells. Your disclosure should reconcile the overall change for the line item by separately identifying and quantifying each factor that contributed to a material change in your proved undeveloped reserves so that the change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a material change, indicate the net amount attributable to each factor accompanied by a narrative explanation. In regards to your disclosure of revisions in previous estimates, please identify such factors as changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

RESPONSE: We have revised the Registration Statement accordingly. Please see pages 102 and 103.

Preparation of Reserves Estimates, page 93

26.	Expand the disclosure relating to your proved undeveloped locations that are more than one offset from a proved developed well to identify the total number of such locations and the related reserve quantities, if material. As part of your expanded disclosure, please clarify the total number and net quantities of reserves related to similar locations which have been drilled and were either determined to be uneconomic upon drilling or for which the pre-drill reserves were significantly revised downward upon initial completion and production. Refer to FASB ASC 932-235-50-10 and Rule 4-10(a)(24) of Regulation S-X.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to disclose that we have one proved undeveloped location that is more than one offset from a proved developed well and such well is associated with 10.6 Bcf of net reserves. Please see page 103 of the Registration Statement.

Production, Realized Prices and Production Costs, page 95

27.	We note your tabular disclosure of production for the periods shown on pages 95 and 96; however, it does not appear that you have provided disclosure here or elsewhere of the production relating to the fields that contain 15% or more of the total proved reserves of each entity or the entities on a combined pro forma basis. Please advise or revise your disclosure to comply with the requirements set forth in Item 1204(a) of Regulation S-K.

Securities and Exchange Commission

September 23, 2016

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement on page 108 to disclose production relating to the Bear Creek and RCT fields across our North Louisiana Acreage. With respect to our Eagle Ford Acreage, we respectfully submit that the Eagle Ford Shale represents one field, as defined by the Commission, and, accordingly, no further disclosure is warranted.

Undeveloped Acreage Expirations, page 97

28.	Expand your disclosure to clarify if there are any proved undeveloped reserves as of December 31, 2015 assigned to locations which are currently scheduled to be drilled after lease expiration.

RESPONSE: We have revised the Registration Statement on pages 111 and 112 to disclose the acreage associated with PUD drilling locations as of December 31, 2015, which are scheduled to be drilled after lease expiration. We note to the Staff, however, that we historically have been able to extend and/or renew similar leases, and we have included $18.3 million in our 2016 capital budget to execute further extensions and renewals. Accordingly, we currently do not expect to lose any proved undeveloped reserves, acreage or drilling locations as a result of lease expirations.

Drilling Activity, page 98

29.	We note that you have provided certain combined disclosures related to WildHorse II, LLC and Esquisto Resources II, LLC. To the extent that you have provided information on a combined basis, please also provide separate disclosure for each entity throughout your submission pursuant to disclosure under Item 1201 of Regulation S-K, including with regard to information required by Items 1202, 1203, 1205, 1206, and 1208 of Regulation S-K. We note that you present separate financial statements for WildHorse Resources II, LLC and Esquisto Resources II, LLC.

RESPONSE: Currently, WildHorse owns all of our North Louisiana Acreage (which constituted its only assets) and Esquisto owns all of our Eagle Ford Acreage (which constituted its only assets). As a result, references in the Registration Statement to our “North Louisiana Acreage” are also to all of the assets and operations of WildHorse and references to our “Eagle Ford Acreage” are also to all of the assets and operations of Esquisto. By showing our information by geographic area of operation and on a combined basis, we believe we are in compliance with the applicable provisions of Item 1201 of Regulation S-K. We believe that the combined reserve and operational and production disclosures for WildHorse and Esquisto in the balance of the Registration Statement is appropriate and provides investors with more useful information upon which to base an investment decision because we will own and operate all properties following the completion of the offering. We have revised the Registration Statement on page ii to clarify that throughout the Registration Statement, references to our North

Securities and Exchange Commission

September 23, 2016

Louisiana Acreage and our Eagle Ford Acreage also represent references to the assets of WildHorse and Esquisto, respectively. In addition, we have revised the Registration Statement on pages 101 and 102 to include reserves information for WildHorse, Esquisto and both companies on a combined basis.

Our Operations

Marketing and Customers, page 99

30.	We note your reference to two customers that accounted for, respectively, 57% and 72% of your total revenue. Please identify such parties and also file these agreements as exhibits to your registration statement pursuant to Item 601(b)(10) of Regulation S-K or tell us why you believe this is not required.

RESPONSE: We have revised the Registration Statement on page 113 to identify the customers that accounted for greater than 10% of our total revenue.

With respect to the Staff’s comment to file the purchase agreements as exhibits to the Registration Statement, we respectfully submit that we are not required to file such agreements as material contracts pursuant to Item 601(b)(10) of Regulation S-K. The purchase agreements are contracts made in the ordinary course of our business and are consistent with, and contain pricing and other terms similar to, the purchase contracts that are available with other potential purchasers operating in East Texas and North Louisiana. Our purchase agreements are also on a month-to-month basis. Accordingly, we have no long-term obligations in respect of such agreements. In addition to the purchase agreements being the types of agreement that ordinarily accompany the kind of business we conduct, our business is not substantially dependent upon the purchase agreements because they relate to the sale of fungible commodity products, a number of alternative purchasers exist and we believe the applicable purchases thereunder could be readily replaced in the event the purchase agreements were terminated.

Management, page 111

31.	Please provide the disclosures regarding your executive officers and directors. With respect to your directors, briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person is suited to serve as a director of the company pursuant to Item 401(e) of Regulation S-K.

RESPONSE: We have revised the Registration Statement to include disclosures with respect to additional executive officers and directors, including the specific experience, qualifications, attributes and skills that led us to the conclusion that each individual is suited to serve as our director. Please see pages 125 and 126.

Securities and Exchange Commission

September 23, 2016

Executive Compensation, page 113

32.	Please provide the executive compensation disclosure for fiscal year ended 2015 and expand your disclosure in this section to provide historical compensation disclosure for Mr. Bahr and the other officers of your predecessor, WildHorse Resources II, LLC.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to disclose historical compensation for Mr. Bahr, who will serve as our President, as well as Mr. Graham, who will serve as our Chief Executive Officer, following the consummation of the offering.

We were formed in August 2016 to act as the issuer of common stock in this offering. In connection with the Corporate Reorganization described in the Registration Statement, WildHorse and Esquisto, two separate companies, will become wholly owned subsidiaries of ours. Consequently, we will represent an amalgamation or combination of companies. Reference is made to Interpretation 217.02 of the Staff’s Regulation S-K Compliance & Disclosure Interpretations (the “Interpretation”). The Interpretation provides that “a parent corporation would not include compensation paid to an employee of its subsidiary prior to the time the subsidiary became a subsidiary…” and “income paid by such predecessor companies need not be counted in computing whether an individual is a named executive officer of the surviving corporation.” However, the Interpretation further provides that “[a] different result may apply, however, in situations involving an amalgamation or combination of companies.” Read together, we believe the foregoing means, with respect to us, that (i) the compensation paid by WildHorse or Esquisto, as applicable, prior to the Corporate Reorganization need not be counted in determining who is a named executive officer of us and (ii) once we have determined our named executive officers, historical compensation paid by WildHorse (to the extent such a named executive officer previously provided services to WildHorse) or Esquisto (to the extent such a named executive officer previously provided services to Esquisto), if and as applicable, should be disclosed in accordance with Item 402 of Regulation S-K.

Of the executive officers we have identified to date, Messrs. Bahr and Graham are the only individuals who provided services to WildHorse or Esquisto in 2015 who will also serve as our named executive officers. As a result, we have revised the Registration Statement to include historical compensation information for Messrs. Bahr and Graham. For the reasons described herein, we do not believe historical compensation disclosure relating to the other officers of WildHorse or Esquisto is appropriate since no such officer will serve as a named executive officer for us. Further, we currently expect that our final named executive officer will be a new hire and is not currently, or will not have been, an employee of WildHorse or Esquisto. Hence, we do not expect that there will be historic compensation to disclose for such named executive officer for 2015 under Item 402 of Regulation S-K when determined.

33.	We further note disclosure on page 81 that your predecessor, WildHorse Resources II, LLC, granted certain incentive units to certain of its key employees. As applicable, please update this section to disclose any grants of incentive units to officers of WildHorse Resources II, LLC and clarify who will be responsible for payments made in connection with the incentive units subsequent to the reorganization and in connection with this offering.

Securities and Exchange Commission

September 23, 2016

RESPONSE: We have revised the Registration Statement accordingly to disclose the grant of the WildHorse incentive units to Messrs. Bahr and Graham and the material terms of the WildHorse incentive units, including a discussion of who will be responsible for payments made in connection with the incentive units following the consummation of the offering. Please see pages 131 and 132.

Underwriting (Other Relationships), page 132

34.	Disclosure on the prospectus cover page appears to indicate that the underwriters will enter into an underwriting agreement with you and the selling stockholders with respect to the securities being offered. However, disclosure in the last paragraph on page 132 appears to only discuss the option of the underwriters to purchase additional shares from the selling stockholders. Please revise this section or advise.

RESPONSE: We have revised the Registration Statement on page 150 as requested.

Financial Statements

WildHorse Resource Development Corporation

Notes to Unaudited Pro Forma Combined Financial Statements

Supplemental Disclosure of Oil and Natural Gas Operations, page F-12

Net Proved Oil and Natural Gas Reserves, page F-12

35.	Expand the disclosure provided as barrel of oil equivalent amounts to present the total net proved reserves and the changes therein along with the total proved developed and total proved undeveloped reserves by individual product type for each of the entities and on a combined pro forma basis for the periods ending December 31, 2014 and 2015, respectively. Refer to FASB ASC 932-235-50-4 and 50-9.

RESPONSE: We have expanded our disclosure in the Registration Statement accordingly. Please see pages F-13 through F-17.

36.	Expand the disclosure of the changes in total net proved reserves relating to each of the entities for the periods ending December 31, 2014 and 2015, respectively, to include an appropriate narrative explanation of the significant changes for each line item other than production. Refer to FASB ASC 932-235-50-5.

RESPONSE: We have expanded our disclosure in the Registration Statement accordingly. Please see pages F-15 and F-17.

Securities and Exchange Commission

September 23, 2016

Report of Independent Registered Public Accounting Firm and Independent Auditors Report, pages F-17 and F-20, respectively

37.	Provide revised accountants’ reports identifying the city and state in which such reports were issued. Refer to Rule 2-02(a)(3) of Regulation S-X.

RESPONSE: We have revised the Registration Statement accordingly. Please see pages F-21 and F-24.

WildHorse Resources II, LLC

Notes to Consolidated Financial Statements

Supplemental Oil and Gas Information (Unaudited), page F-42

38.	The disclosure on page F-42 indicates that “proved reserves as of December 31, 2015 and 2014 were prepared by qualified petroleum engineers on our staff and audited by the independent petroleum engineering firm of CG&A.” Please obtain and file a report and consent of the third party as exhibits relating to the estimates for the periods ending December 31, 2015 and 2014, respectively. Refer to Item 1202(a)(8) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and undertake to obtain and file at or prior to our first public filing a report and consent of our independent petroleum engineering firm relating to the estimates for the periods ending June 30, 2016 and December 31, 2015 and 2014.

39.	Revise the disclosure relating to your presentation of reserves in terms of gas equivalent amounts to present the net quantities of your reserves on a consistent basis throughout your filing as barrel of oil equivalent amounts.

RESPONSE: We have revised the Registration Statement accordingly. Please see page F-47.

40.	Expand the disclosure relating to the changes in total net proved reserves to provide an appropriate narrative explanation for the significant changes relating to each line item entry within your reconciliation, such as revisions of previous estimates, improved recovery, extensions and discoveries, acquisitions and divestitures. Your explanation should address the change for the line item by separately identifying and quantifying each factor that contributed to a significant change so that the change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a significant change, indicate the net amount attributable to each factor accompanied by a narrative explanation. Refer to FASB ASC 932-235-50-5.

RESPONSE: We have expanded the disclosure in the Registration Statement accordingly. Please see page F-47.

Securities and Exchange Commission

September 23, 2016

Esquisto Resources II, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Unaudited Supplementary Information

Reserve Quantity Information, page F-82

41.	The disclosure on page F-82 indicates that “the estimates of the Company’s proved reserves as of December 31, 2015 and 2014 were based on evaluations by independent petroleum engineers, Cawley, Gillespie and Associates, Inc.” Please obtain and file a report and consent of the third party as exhibits relating to the estimates for the periods ending December 31, 2015 and 2014, respectively. Refer to Item 1202(a)(8) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and undertake to obtain and file at or prior to our first public filing the evaluation letters and consent of our independent petroleum engineering firm relating to the estimates for the periods ending June 30, 2016 and December 31, 2015 and 2014.

42.	The disclosure relating to the changes in your total proved reserves indicates that revisions of previous estimates during 2015 were “primarily” attributable to decreased commodity prices which decreased the useful lives of the wells. Your disclosure should reconcile the overall change for the line item by separately identifying and quantifying each factor that contributed to a significant change in your proved reserves so that the change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a significant change, indicate the net amount attributable to each factor accompanied by a narrative explanation. In regards to your disclosure of revisions in previous estimates, please identify such factors as changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

RESPONSE: We have revised the Registration Statement accordingly. Please see page F-87.

Notes to Statements of Revenues and Direct Operating Expenses of the Comstock Properties Working Interest

Supplementary Oil and Gas Disclosures (Unaudited), page F-109

43.	Please provide us with a reconciliation and narrative explanation of the difference in the disclosure of the total proved reserves and changes therein provided on page F-110 for the period beginning January 1, 2015 and the disclosure provided elsewhere on page F-13 relating to the Comstock Acquisition.

Securities and Exchange Commission

September 23, 2016

RESPONSE: We have revised the Registration Statement accordingly. Please see page F-114.

44.	Expand the disclosure to provide a narrative explanation for the significant changes in total net proved reserves relating to extensions, discoveries and other additions for each of the periods presented on page F-110. Refer to FASB ASC 932-235-50-5.

RESPONSE: We have revised the Registration Statement accordingly. Please see page F-114.

*        *        *         *        *

Securities and Exchange Commission

September 23, 2016

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams or Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-3613 or (713) 758-2350, respectively.

Very truly yours,

WILDHORSE RESOURCE DEVELOPMENT CORPORATION

By:	/s/ Jay C. Graham
Name:	Jay C. Graham
Title:	Chief Executive Officer

Enclosures

cc:	Anthony Bahr, WildHorse Resource Development Corporation
Douglas E. McWilliams, Vinson & Elkins L.L.P.
Michael S. Telle, Vinson & Elkins L.L.P.